Exhibit 10.10

TAX EQUALIZATION POLICY

1.1 Objectives of the Policy

The Company recognizes that assignees sent on international assignment may incur changes in their tax status and liabilities compared to what they would have incurred if they did not take the international assignment and remained an employee in the home country. These changes are due to the tax-impact of working and living in the host country and the inclusion of assignment- related allowances and benefits in reportable income.

This tax equalization policy (the “Policy”)’s objectives are twofold:

•	Ensure that assignees fully comply with the income tax requirements of both the home and host country; and

•	Neutralize the impact of the international assignment on the assignee’s tax obligations resulting from Company-source income.

Eligibility

Only employees who have a tax equalization benefit listed in their relocation, expatriation, permanent transfer or other international assignment letter will be eligible for tax equalization under this Policy.

1.2 Overview of Tax Equalization

The main objective of the tax equalization process is to neutralize the tax impact of the international assignment to the assignee. The assignee’s income and social tax burden must approximate that of an employee working in his/her home country (and state, if applicable) with comparable home country base salary, benefits-in-kind, family size and the main tax deductions authorized by the home country laws.

To achieve this, the assignee’s tax burden will be generally limited to the hypothetical taxes (see Section 1.4) the assignee would have paid in the home country on the assignees “stay-at-home” income (see Section 1.5). As part of the tax equalization process, the assignee will not be responsible for taxes on additional income that may be received as a result of the international assignment (e.g., cost of living differentials, housing, relocation assistance, etc.).

The assignee will also be responsible for hypothetical taxes on his/her personal income (see Section 1.5).

Tax Equalization Process

The Company will pay the assignee’s actual home and host country taxes on Company sourced income. In exchange, the assignee will be required to pay a home country “hypothetical tax” on Company sourced income (see Section 1.4).

1.3 Period of Time

This policy will continue to apply each year that the assignee is on international assignment until the end of the relevant tax year in which they return to domestic employment. Certain provisions of this policy may be extended at the Company’s discretion when:

•	Assignment-related income is received in subsequent years; or

•	Company-funded foreign tax credits are used to reduce a current or former assignee’s home country tax liability; or

•	Any time a subsequent year’s taxes are impacted as a result of the assignment.

1.4 Estimated Hypothetical Tax Withholding

Estimated hypothetical tax withholding is calculated by the home country based on the assignee’s “stay-at-home” Company income (see section 1.5), considering marital status, filing status, and number of dependents (or any other factors that the Company or relevant law may require from time to time). Estimated hypothetical tax includes home country income tax (e.g., federal, state and local) and home country social tax, if applicable. The hypothetical tax is pro- rated based on the number of pay periods in the year and is retained from each paycheck.

Estimated hypothetical taxes are calculated by the home country at the beginning of the assignment, and are usually revised once a year after pay increases have been implemented, or upon other salary adjustments. It also will be changed due to the change of home country tax law. Additional revisions will be necessary for any assignees that experience a significant change in their situation (e.g., change in marital status, birth of a child, etc.). The assignee should advise the home country promptly of any significant change in the assignee’s circumstances in order to calculate the necessary change in estimated hypothetical tax withholding.

If an assignee’s home country levies income tax at the local government level in addition to the national/federal level (for example state or city), the basis of the hypothetical liability will be the assignee’s normal residency (or residency immediately prior to the assignment and/or to which the assignee will return, as the Company may determine) within their home country.

1.5 Types of Income and Responsibility for Tax Overview

As previously stated, the assignee is responsible for hypothetical home country taxes on “stay-at- home” Company sourced income, as well as any home country tax on personal non-Company sourced income.

The Company is responsible for actual home and host country taxes on all Company sourced income, including “stay-at-home” Company sourced income and assignment-related allowances.

“Stay-at-Home” Company Income

During the period of international assignment, the assignee will continue to receive the compensation items to which he/she is normally entitled in the home country. The assignee will continue to be responsible for home country tax on these stay-at-home compensation elements on a hypothetical basis (see section 1.4) in order to maintain equity with the assignee’s home country counterparts who are subject to tax on similar income. The Company will be responsible for any actual home and host income and social taxes associated with the payment of such amounts.

Accordingly, during the assignment, the assignee will continue to pay a “stay-at-home” or hypothetical tax and the Company will pay any actual home and host country tax on the following elements of Company compensation:

•	Base salary;

•	Bonus and incentive compensation (Short term incentive, Sales incentive, Long term incentive and other spot awards);

•	Overtime and holiday pay; and

•	Taxable group term life insurance.

Other compensation elements, in addition to the items indicated above, may also be included in stay-at-home income. These items will be subject to hypothetical tax if the assignee would have received them had he/she stayed in the home country. Examples of this type of income would include retirement income or termination allowances received after the conclusion of the assignment.

Stay-at-home income also includes contributions and deductions that reduce taxable employment income such as:

•	Executive Deferred Compensation (EDCP);

•	Pre-tax medical and dental contributions;

•	Taxable employer-paid contributions or premiums for employee benefit plans (for example medical/health, life insurance, etc.); and

•	Company automobile, if provided.

Assignment Related Company Allowances and Payments

Assignment-related compensation elements are intended to assist the assignee with the increased costs resulting from the international assignment. If the assignee were to pay tax on these amounts, he/she would not be adequately protected from the higher costs of the assignment.

Accordingly, all assignment-related allowances and benefits are provided to the assignee “tax free” in the sense that the Company will be responsible for the actual home and host country income and social taxes associated with the payment of such amounts, and the assignee will not be responsible for any hypothetical tax (i.e., they are not included in stay-at-home income). Such allowances and benefits may, where appropriate, include but are not limited to:

•	Cost-of-living allowance;

•	Relocation allowance;

•	Housing allowance;

•	Tax equalization and tax reimbursement payments;

•	Hardship allowance;

•	Home leave reimbursements;

•	Moving expense reimbursements;

•	Dependent education in the host country; and

•	Company-provided car, depending on host location practices.

Please note that not all allowances and reimbursements are applicable to all assignments. The list is only intended to describe those allowances and reimbursements, which would be tax free to the assignee (i.e., the tax is paid by the Company) when paid in connection with an international assignment. Other compensation items received during the assignment may also be tax free to the assignee. This determination will be made by the Company based on an evaluation of the nature and reason for the payment or reimbursement.

Personal Income

Personal income is, generally, income not connected with employment with the Company. The assignee is responsible for hypothetical (and subsequently actual) home country tax related to personal income. Examples of personal income that the assignee may receive include, but are not limited to, the following:

•	Interest income;

•	Dividend income;

•	Capital gains or losses;

•	Other gains or losses;

•	Pension or annuities;

•	Rental income or loss;

•	Income or loss from a partnership or trust;

•	Employment income from any source other than the Company or its subsidiaries;

•	Spousal income; and

•	Gift and estate income.

The Company provides the assignee with tax counseling services from a designated and appointed tax service provider (“Tax Service Provider”) to ensure that the assignee understands what steps need to be taken to minimize host country taxation, how the hypothetical taxes are calculated, and how the tax equalization process will work.

Should foreign tax be imposed on personal income, a foreign tax credit mechanism similar to the foreign tax credits available on a U.S. Federal income tax return, will generally be applied in the tax equalization calculation to ensure the employee is not “double-taxed” by both the home and host country on personal source income.

Taxes imposed on personal income and paid by the Company will be reimbursed by the assignee.

401(k) Plans and IRAs

In some instances, the host country may assess an income tax on the earnings in retirement related accounts, such as 401(k) savings accounts or Individual Retirement Accounts (IRA). As the Company recognizes that assignees need to protect such income from inadvertent taxation until retirement, the Company will pay any host country tax levied in this regard. However, the Company will not pay any host or home country taxes, penalties or other amounts arising from early or non-qualified withdrawals from such retirement related accounts.

Equity Income

In general, tax equalization does not apply to equity income, including income related to vesting and/or exercise of Company stock options and/or restricted shares. An assignee’s letter must specifically provide for tax equalization applicable to equity income in order for it to be covered by this Policy.

Purchase of a Home in Host Country

As previously stated, the Company discourages the purchase of property in the host country while on an expatriation assignment. Accordingly, should an assignee purchase a home in the host country, payment of the assignment related housing allowance would cease.

If an assignee chooses to purchase a home in the host location, any home or host country tax consequences resulting from the purchase and/or sale of host country housing are outside the scope of this policy. The assignee will bear, in full, any resulting home or host country taxes even if the assignment is ended early on the initiative of the Company.

This includes:

•	The impact of any taxable gain (or loss); and

•	Home country tax consequences from currency exchange gains/losses from mortgages denominated in a host country currency.

1.6 State Income Taxes

Assignees may not be required to file actual state income tax returns during the international assignment as they may possibly break residency with their home state. However, assignees will be responsible for state hypothetical tax withholdings to the state of assignee’s last residence prior to the assignment regardless of the state residency status during the assignment.

1.7 Social Taxes

As previously stated (Section 1.5), social taxes are included in the scope of this policy.

Therefore:

•	Assignees are responsible for hypothetical home country social taxes on “stay-at-home” Company income (see Section 1.5);

•	Hypothetical social tax will be retained from each paycheck throughout the year as part of the estimated hypothetical tax withholding (see Section 1.4); and

•

The Company is responsible for all actual home and host country social taxes on tax- equalized income, including “stay-at-home” Company income (see Section 1.5), assignment-related allowances and payments; and

•

Assignee may be required to file certificates of coverage or other elections in the host or home country, the intent of which are to mitigate the double payment of social taxes. 1.8 Taxes Included This Policy is limited to income and social taxes.

It specifically excludes taxes such as wealth tax, inheritance/estate tax, gift tax, sales tax, and property tax, all of which shall be the sole responsibility of the assignee in both the home and host country.

1.9 Tax Equalization Calculation and Settlement

The tax equalization calculation represents the reconciliation of the assignee’s final hypothetical tax liability with the hypothetical and actual payments made by the assignee during the year. Tax payments can include both the estimated hypothetical tax withheld from their paychecks, plus any actual income taxes and social taxes the assignee may have paid during the year.

Tax equalization settlements are prepared annually after the preparation of the assignees’ tax returns, using final income amounts and other relevant data. They are prepared by the Tax Service Provider to ensure consistency and proper application of Company policy. The Tax Service Provider will send the Company a copy of the equalization summary for processing at the time the equalization is mailed or delivered to the assignee.

The tax equalization reconciliation will generally result in an amount due to/from the assignee. Any payments due to the assignee from the Company will generally be reimbursed within 30 days of the issuance of the calculation by means of a payroll deposit (or check if no longer employed by the Company).

Any payments due to the Company from the assignee should be settled within 30 days of the later of:

•	receipt of the tax equalization calculation; or

•	to the extent covered by any refund due to the assignee by the home country taxing authorities, the date such refund is received.

After the 30-day grace period the Company will begin to accrue interest on the balance due. The Company also reserves the right to stop the payment of assignment allowances or to deduct outstanding balances from bonus or termination payments in order to collect unpaid assignee equalization balances, to the extent permitted by applicable law.

The Tax Service Provider prepares all tax equalization calculations. The Company administers payments to, or reimbursements from, assignees based on the tax equalization calculations. The assignee pays all taxes due on personal income or not otherwise covered by this Policy.

The employee’s obligation to repay any amounts due under the reconciliation continues whether or not the employee is still employed by the Company. The employee’s agreement to so cooperate is a material condition of his/her participation in this benefit and in the international assignment.

Itemized Deductions

The final hypothetical tax calculation uses the higher of the actual itemized deductions on the actual home country income tax return or the standard deduction, if applicable. However, the actual itemized deductions are subject to adjustments when calculating the final hypothetical tax as follows:

•

Recognizing that assignees have to pay hypothetical state taxes on their stay-at-home Company sourced income, the assignees are credited with the hypothetical state tax and not actual state taxes (unless the actual taxes paid the assignee are higher than the hypothetical); and

•	If an assignee’s principal residence is retained and rented out during the assignment, the net income or loss is included as personal income.

Filing Status

The assignee is expected to use the tax return filing status that produces the lowest possible tax cost to the Company, as determined by the Tax Service Provider. If another filing status is elected, the assignee will be responsible for any additional tax costs.

Limitations and Phase-Outs

Itemized deductions, personal exemptions and rental losses will be limited in the final hypothetical tax calculation based upon the hypothetical adjusted gross income and not the actual tax return adjusted gross income.

Allocation of Actual Tax Liabilities – Part Year

All actual income taxes and social taxes (including home country, as well as any host country liabilities) are allocated to the Company and the assignee based on the income for which they have responsibility (see Section 1.5).

Allocation of Tax Credits

All tax credits (including home country, as well as any host country liabilities) are allocated to the Company and the assignee based on the party who funded the payment, thereby bringing rise to the tax credit.

Final Tax Equalization Settlement

In most cases, the final tax equalization settlement will be made in the year following the end of the assignment. Any settlement payment received by the assignee must be included in income in the year received and generally is the only item relating to the international assignment in that year. This inclusion results in a greater tax for that year. The final tax equalization settlement paid by the Company will be “grossed-up” at the appropriate marginal tax rate to include the anticipated federal and state taxes due on the reimbursement. The expected net after tax cash remaining will approximate the original tax equalization settlement before “gross-up.”

Any settlement payment paid to the Company by the assignee will result in a reduction in the assignee’s taxable income in the year paid. This reduction also reduces the assignee’s tax liability for that year. The final tax equalization settlement paid by the assignee will therefore be netted against any outstanding payments due to the assignee.

The “gross-up” will be calculated using an estimate of the marginal tax rate the assignee will be subject to in the year of payment, based on full-year Company income.

1.10 Personal Data

The Company holds certain personal information about the assignee, including, but not limited to, the assignee’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, details of all stock options or any other entitlement to equity awarded, canceled, exercised, vested, unvested or outstanding in the assignee’s favor (collectively, the “Data”). The Company will use the Data for the purpose of implementing, administering and managing this Policy. The Data may be transferred to any third parties assisting in the implementation, administration and management of this Policy, including recipients located in the assignee’s country or in other countries that may have different (and sometimes lesser) data privacy laws and protections than the assignee’s country. The assignee may request a list with the names and addresses of any potential recipients of the Data by contacting the assignee’s local human resources representative.

The Data will be held only as long as is necessary to implement, administer and manage the assignee’s participation in this Policy and as long as required by applicable tax laws. The assignee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the assignee’s local human resources representative. The assignee’s refusal or withdrawing of the assignee’s consent may affect the assignee’s ability to participate in this Policy. For more information on the consequences of the assignee’s refusal to consent or withdrawal of consent, the assignee may contact the assignee’s local human resources representative.

TAX EQUALIZATION POLICY

PARTICIPANT AUTHORIZATION FORM

Name of Employee	Peter Platzer

Employee ID Number	Current Location	San Francisco, CA

I have been provided with a tax briefing by the tax provider of Spire Global, Inc. (“the Company”). The Company’s tax provider has adequately explained the Company’s tax equalization policy to which this Participant Authorization Form was attached (the “Tax Equalization Policy”). In consideration of the Company’s intention to protect me from the potential of an excessive tax burden resulting from my foreign assignment, I hereby agree to fulfill all of my obligations under the Tax Equalization Policy, which include, but are not limited to, the following:

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Continued payment via payroll deduction of a hypothetical tax on Company sourced income. I understand the hypothetical tax amount will be reconciled to the theoretical tax determined at the time my home country tax return is filed.

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Prompt payment of any amounts due to the Company as determined by the Company’s tax provider for items such as tax refunds from use of foreign tax credits paid by the Company, excess tax advances, stay-at-home tax and taxes on income or other amounts described in the Tax Equalization Policy that remain my responsibility, regardless of whether I am employed at the time the payments are due.

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Prompt submittal of accurate tax information, tax returns and tax elections to the Company’s tax preparer. In addition, prompt submittal of prior year’s tax returns, powers of attorney as needed, and expense reports as requested by the tax preparer.

•	Compliance with the tax and related laws of the United States or of any other jurisdiction authorized to impose taxes on my income.

•	Adherence to the Tax Equalization Policy and any other obligations and requirements under that policy even if not specifically mentioned here.

I hereby authorize the Company to provide its tax preparers any information the Company may have that may be relevant to the preparation of my tax returns (such as salary and bonus information) and authorize a reduction of my pay for my hypothetical tax. I will cooperate with any local requirements to effect the same. I understand that should I leave employment, any amounts owed under the Tax Equalization Policy will be deducted from my final pay, to the extent permitted by applicable law, and any amounts not so deducted shall be a debt outstanding to the Company.

I hereby acknowledge that I understand and agree to the provisions in Section 1.10 of the Policy relating to use of my person data and information. I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my Data as described in the Policy by the Company for the exclusive purpose of implementing, administering and managing my participation in the Policy and to and by third parties assisting the Company in such matters. I hereby authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Policy.

I also understand that refusal or failure to comply with the Tax Equalization Policy will result in my being personally responsible for all taxes incurred in my home country, the country of foreign assignment, or any other taxing jurisdiction that may impose tax on my income.

Date	12/12/2017	Signature	/s/ Peter Platzer